BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or the "Company") (B3: BRFS3; NYSE: BRFS), in continuation to the Announcement to the Market published by the Company on December 7, 2018, informs to its shareholders and to the market in general that it concluded, on January 23, 2019, the sale to Marfrig Global Foods S.A. (“Marfrig”) of real estate and equipment belonging to BRF's unit located in Várzea Grande-MT (“Várzea Grande’s Business”). As of today, a Supply Agreement executed with Marfrig will also become effective, by means of which Marfrig will to provide to the Company finished goods, such as hamburgers, meatballs, kibbehs, among others, for a term of 60 (sixty) months.

São Paulo, January 24, 2019

Elcio Ito

Chief Financial and Investor Relations Officer